

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 8, 2016

Via e-mail
Mr. Mark E. Yale
Executive Vice President and Chief Financial Officer
WP Glimcher Inc.
180 East Broad Street
Columbus, Ohio 43215

Re: WP Glimcher Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36252

Dear Mr. Yale:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities